Mail Stop 4561

November 27, 2006

Mr. Daniel Zhang
Chief Financial Officer
Shanda Interactive Entertainment Limited
No. 1 Office Building
No. 690 Bibo Road, Pudong New Area
Shanghai, China 201203

> **Re:** **Shanda Interactive Entertainment Limited**
> **Form 20-F for the fiscal year ended December 31, 2005**
> **File No. 0-50705**

Dear Mr. Zhang:

We have reviewed your response letter dated November 14, 2006 and have the following additional comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 20-F for the fiscal year ended December 31, 2005

Note 17 – Convertible Debt, page F-35

1. We note your response to our previous comment one. However, APB 14 addresses the accounting for the conversion features of the debt and not the accounting for the interest. Accordingly, please tell us how you complied with the provisions of APB 21 regarding imputing interest for your zero coupon convertible debt. Reference is also made to the guidance found in EITF 85-17.

<u>Independent Auditors' Report, page F-52</u>

2. We note your response to comment 4. Please update us on your course of action as it relates to the inclusion of the other auditors' report and related consent.

    Please respond to the comment included in this letter within ten business days. If you have any questions, you may contact me at (202) 551-3413.

Sincerely,

Cicely LaMothe
Accounting Branch Chief